GFR Pharmaceuticals, Inc
99 YAN XIANG ROAD, BIOSEP BUILDING
XI AN, SHAAN XI PROVINCE, P. R. CHINA 710054
******

November 29, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C.  20549

Attn: Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:       GFR Pharmaceuticals, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 13, 2007
File Number:  000-27959

Gentlemen:

Thank you for your comment letter dated November 13, 2007 (the "Comment Letter") with respect to the above-captioned annual report.  This letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

We are acknowledging that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-KSB for the Fiscal Ended December 31, 2006

Notes to Consolidated Financial Statements
6. Property, Plant and Equipment, Net, page 21

1.           We acknowledge your response to comment 1. Please provide us with additional information that clarifies whether you own your space within Tong Du Hospital, as it is unclear how New Century's May 2001 cooperative agreement provides you with operating space. Specifically, please outline the terms of New Century's obligations to Tong Du Hospital under this agreement and tell us how you account for those obligations in relation to SFAS No. 13 and EITF 01-08. In providing us this analysis, please also reconsider the applicability of EITF No. 05-6. In addition, please note that leasehold improvement should be depreciated over the shorter of their useful life or the lease period.

Response:

Under the Co-operative Agreement (“the Agreement”) entered into between New Century and the Tong Du Hospital (“Hospital”), both parties agreed to jointly establish and operate a Positive Emission Tomography (“PET”) Scanner and Rotary Gamma Ray Steretactic Neurosurgery System imaging center (“the Center”) within the area of the Hospital, which was located in Xian City, Shaanxi Province, the PRC. The Center was considered as an unincorporated body and governed by the terms and conditions stipulated by the Agreement under the laws of the PRC. The daily operation of the Center was administrated by the management team comprising the members appointed by New Century and the Hospital. The duration of the Agreement was 16 years and will expire in 2017.

Under the Agreement, each party contributed its own assets, expertise and resources to the Center and shared the operating cost and net income that would be generated from the operation of the Center.

New Century agreed with the following obligations and responsibilities:

ú	to provide two sets of diagnostic imaging medical equipment
ú	to provide decoration, improvement and facility to put into operational use of the Center and the equipment
ú	to provide the spare parts for maintenance services to the equipment

The Hospital agreed with the following obligations and responsibilities:

ú	to provide the operating space for the establishment of the Center
ú	to recruit the patients
ú	to provide the related technical personnel (nurses and doctors) and support the administration such as billing and collection

Both parties agreed with the following obligations and responsibilities:

ú	to jointly operate, manage, promote and administrate the business in the Center and independent from the existing management of the Hospital
ú
to jointly share all running costs and expenses incurred in the operation of the Center, such as business taxes, payroll and welfare, repair and maintenance, utility and water, telecommunication, office expenses and insurance, etc.

ú	to jointly share the net revenue receivable from the patients utilizing the Center according to the following profit sharing ratio:

	Period of	Percentage of profit sharing
Phase	operation	The Hospital	New Century

I	2001 to 2004	10%	90%
II	2004 to 2007	20%	80%
III	2007 to 2010	30%	70%
IV	2010 to 2013	40%	60%
V	2013 to 2017	50%	50%

ú
The legal titles of the equipments were vested on New Century while the land and building use rights were vested on the Hospital during the operating period or earlier in any events of termination or cancellation of the Agreement.

ú	the Hospital would have an option to purchase the medical equipment operated in the Center at 50% of their residual values at the expiry of the Agreement.
ú	the Agreement would be revised, canceled or terminated with immediate effect subject to the unanimous consent of New Century and the Hospital.
ú
any of the parties would be liable to the penalty of $400,000 (equivalent to RMB3,000,000) to the other when one party would have failed to undertake its obligations and responsibilities to cause the breakdown or cessation of the business of the Center.

Based on our circumstances, the above arrangement between New Century and the Hospital does not appear to us to contain a lease that is within the scope of SFAS 13 and EITF 01-08. As we interpret paragraph 12 of EITF 01-08, the arrangement does not convey the right to use the operating space in a manner that provides the level of control envisioned in the EITF. Specifically New Century does not have the right to “replace the property's operator” nor does it have “ability to specify significant operating policies and procedures in the arrangement with the owner/seller having no ability to change such policies and procedure” as provided for in footnote 5 to paragraph 12 a. Additionally, New Century does not have right to control access to the space as envisioned in paragraph 12 b. and the provisions of paragraph 12 c. clearly do not apply.

(a)
In providing us this analysis, please also reconsider the applicability of EITF No. 05-6.  In addition, please note that the leasehold improvements should be depreciated over the shorter of their useful life or the lease period.

Based on the answer (a), EITF No. 05-6 is not applicable.

The cost of improvement in the Center that was contributed and booked as “construction in progress” by New Century should be depreciated over the shorter of their useful life or the operating term under the Agreement upon its completion. It will be updated to the coming filing.

We hope you will find the above explanations useful in your review. Please let us know if you have further questions.

Sincerely,

/s/ Zhi Dong Wang
Chief Financial Officer
GFR Pharmaceuticals, Inc.